UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 333-168126

Nova Scotia Power Incorporated

(Exact name of registrant as specified in its charter)

1894 Barrington Street

Barrington Tower, Scotia Square

P.O. Box 910

Halifax NS B3J 2A8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F  ☐        Form 40-F  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA SCOTIA POWER INCORPORATED

Date: February 14, 2011	By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Nova Scotia Power Inc. audited comparative financial statements as at and for the years ended December 31, 2010 and December 31, 2009.

99.2	Nova Scotia Power Inc. Management’s Discussion and Analysis for the year ended December 31, 2010.

99.3	Form 52-109F2 Certification of Interim Filings by the Chief Executive Officer.

99.4	Form 52-109F2 Certification of Interim Filings by the Chief Financial Officer.

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